December 21, 2010

Craig Holland, President
Freeze Tag, Inc.
228 W. Main Street, 2nd Floor
Tustin, CA 92780

> **Re:** **Freeze Tag, Inc.**
> **Amendment 4 to Registration Statement on Form S-1**
> **Filed December 13, 2010**
> **File No. 333-168857**

Dear Mr. Holland:

We have reviewed your amended registration statement and have the following comments.

Concentrations of Credit Risk, Major Customers and Major Vendors, page 34

1.   We note your response to comment 2 of our letter dated November 22, 2010. As more than 10% of your revenues for the first nine months of fiscal 2010 were derived from games that incorporate licensed materials from CMG Worldwide, it appears that you may be substantially dependent upon your agreement with this entity. Please disclose in this section the material provisions of the agreement, such as its term and fee provisions. Please supplementally provide us a copy of the agreement for our review. Also, in your response letter, tell us the amount of revenue that you have earned in connection with this agreement in fiscal 2009 and in each completed quarter of fiscal 2010.

Security Ownership of Certain Beneficial Owners and Management, page 51

2.   Please update the table to reflect ownership of your outstanding securities as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Please contact me at (202) 551-3456 if you have any questions about our comments. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: <u>Via Facsimile: (949) 635-1244</u>
Brian A. Lebrecht, Esq.